

Mail Stop 3010   January 6, 2010

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

   Re: **United State Brent Oil Fund, LP**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed December 15, 2009
     File No. 333-162015

Dear Mr. Gerber:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
January 6, 2010
Page 2

<u>Prospectus Summary, page 1</u>

<u>Principal Investment Risks of an Investment in USBO, page 4</u>

1.   We note your response to comment 6 of our letter. In response to our comment, you state that you intend to fulfill your investment objective to the fullest extent possible without being leveraged. However, we note that you may still utilize leverage and you state on page 5 "[i]f the General Partner permits USBO to become leveraged, you could lose all or substantially all of your investment if USBO's trading positions suddenly turn unprofitable." We continue to believe that you should include a statement, if true, that there are no limits on the amount of leverage that you may use. Please make similar revisions to your risk factor on page 25 and your disclosure on page 61.

<u>Breakeven Analysis, page 7</u>

2.   We note your response to comment 8 of our letter. In response to our comment, you state that the $30 million figure represents the size of USBO over the next 12 months in order to arrive at the breakeven point for investors. Please clarify that this amount assumes the sale of more than one basket for footnotes 5 and 6. Additionally, please revise footnote 7 to clarify, if true, that the 1.34% listed as the percentage of initial selling price per unit assumes $30 million in assets.

<u>Transfer of Units, page 66</u>

3.   We note your response to comment 12 of our letter. Please revise your disclosure on page 67 to clarify that consent will only be withheld if the transferee does not comply with the requirements set forth in the bullets, if the transfer of units may be unlawful or if a government authority is investigating the transferor or transferee.

<u>Exhibits</u>

4.   We note your response to comment 20 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

<u>Exhibit 23</u>

5.   Please provide a separate consent from counsel regarding the filing of the tax opinion or indicate in the exhibit list that such consent is included in the opinion.

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
January 6, 2010
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
January 6, 2010
Page 4

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-
3414 if you have questions regarding comments on the financial statements and related
matters. Please contact Stacie Gorman at (202) 551-3585 or the undersigned at (202)
551-3401 with any other questions.

                                                        Sincerely,

                                                        Jennifer Gowetski
                                                        Senior Counsel

cc: James M. Cain, Esquire (*via facsimile*)